

December 4, 2012

Via E-mail
Susan Patschak
Chief Executive Officer
Canopius Holdings Bermuda Limited
Atlantic House, 11 Par-La-Ville Road
Hamilton HM11 Bermuda

> Re: **Canopius Holdings Bermuda Limited**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed November 19, 2012**
>   **Response dated December 3, 2012**
>   **File No. 333-183661**

Dear Ms. Patschak:

We have reviewed your response letter filed December 3, 2012 to our comment letter dated December 3, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1
Third Party Sale, page 13

1. Please file the form of subscription agreement in relation to the third party sale as an exhibit to your registration statement.

Opinion of Barclays to the Tower Board of Directors, page 56
Comparable Transaction Analysis, page 65

2. We note your response to our prior comment 8. Please further expand your disclosure to describe the qualitative characteristics of the IPC-Validus and Transatlantic-Allegheny transactions that led Barclays to determine that they were the most comparable to the instant proposed transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Bryan Pitko, Staff Attorney, at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Joseph L. Seiler III
        Brinker Biddle & Reath LLP